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                            IXC Communications, Inc.
                             5000 Plaza On the Lake
                                   Suite 200
                            Austin, Texas 78746-1050


                                 March 17, 1997





EDGAR Filing
------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Filing Desk

            Re:  IXC Communications, Inc.
                 (Commission File No. 333-20665)
                 -------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby officially make application to withdraw the Registration Statement on Form S-1 of IXC Communications, Inc. (the "Company"), originally filed with the Commission on January 29, 1997 (File No. 333-20665), as amended by Amendment No. 1 to Registration Statement dated March 11, 1997 filed with the Commission on March 11, 1997 (as amended, the "Registration Statement") to register 2,300,000 shares of the Common Stock of the Company. The Company is requesting the withdrawal due to financial market conditions. The Company has not sold any of the shares covered by the Registration Statement.

        Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as available. We understand that the filing fee for the Registration Statement is nonrefundable. If you have any questions, please do not hesitate to contact me at


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Securities and Exchange Commission
March 17, 1997
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(512) 328-1112 or the Company's legal counsel, Michael P. Whalen of Riordan &
McKinzie, at (714) 433-2618.

                                        Very truly yours,



                                        /s/ John J. Willingham
                                        ----------------------
                                        John J. Willingham
                                        Senior Vice President, Chief Financial
                                        Officer and Assistant Secretary

cc:  Nasdaq Stock Market Inc.